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                           July 6, 2023

       John Campi
       Chief Executive Officer
       SKYX Platforms Corp.
       2855 W. McNab Raod
       Pompano Beach, Florida 33069

                                                        Re: SKYX Platforms
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 30,
2023
                                                            File No. 333-273075

       Dear John Campi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jurgita Ashley